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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05041214

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C.
179

NAME OF BROKER - DEALER:

Brut, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Manny Alicandro — 212-401-8982 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 3/31/2005

AM 3/31/2005

AFFIRMATION

I, A. Manny Alicandro, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Brut, LLC and subsidiary for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member or director has any proprietary interest in any account classified solely as that of a customer.

A. Manny Alicandro 2/24/05
Signature Date

Chief Compliance Officer
Title

Subscribed and Sworn to before me
on this 24 th__ day of February 2005



Notary Public

KELLI J. BUFORD
Notary Public - State of New York
No. 01-BU6094380
Qualified in Westchester County
My Commission Expires on June 16, 2007

BRUT, LLC
(S.E.C. I.D. No. 8-37329)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of Brut, LLC:

We have audited the accompanying consolidated statement of financial condition of Brut, LLC and subsidiary (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Brut, LLC and subsidiary at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2005

BRUT, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 33,486,859
Deposit with clearing organizations	510,000
Deposit with clearing broker	1,534,548
Receivables from brokers and dealers, net of allowance for doubtful accounts of $1,445,692	19,943,087
Receivables from affiliates	534,547
Goodwill	141,380,819
Intangible assets, net of amortization of $1,600,556	40,404,444
Furniture and equipment, net of accumulated depreciation of $4,521,456	2,316,528
Other assets	980,793
TOTAL ASSETS	$ 241,091,625

LIABILITIES AND MEMBERS' EQUITY

Clearance and execution fees payable	$ 5,789,899
Accrued compensation and benefit	3,561,524
Payable to affiliates	6,399,473
Accounts payable and accrued expenses	10,470,923
Total liabilities	26,221,819
MEMBERS' EQUITY	214,869,806
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 241,091,625

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brut, LLC, a Delaware limited liability company, was formerly a wholly-owned subsidiary of SunGard Data Systems, Inc. ("SunGard"), prior to its acquisition by The Nasdaq Stock Market, Inc. ("Nasdaq"), on September 7, 2004 (see Note 3). Brut, LLC is a registered broker-dealer and operator of The BRUT ECN System (the "System"), an electronic communications network ("ECN") that allows its subscribers to enter orders for display, view and execution against the orders entered by other subscribers, view the trading interest of other market participants, and route orders through the System to trade with said participants. Subscribers primarily use the System for transaction activity in securities traded on the Nasdaq Stock Market, although the System also offers similar capabilities with respect to securities traded on the New York Stock Exchange and American Stock Exchanges. Brut Europe Limited, a wholly owned, inactive subsidiary of Brut, LLC, is an introducing broker-dealer which was set up to generate a European subscriber base to the System. Brut, LLC and its subsidiary, Brut Europe Limited, are collectively referred to herein as the "Company".

The Company charges transaction fees to subscribers and other market participants that execute transactions against System orders, or for subscriber orders which route through the System for execution against other market participants. Transaction fees are determined on a per share basis and are billed monthly, net of any rebates. Brut, Inc., a Delaware corporation with a 1% ownership interest in the Company, is the Manager of the Company pursuant to an Operating Agreement. The Company clears and settles all trading activities that take place on the System except for institutional trades and DOT-processed listed securities.

The Company participates, through Nasdaq in the Unlisted Trading Privilege ("UTP") plan, which is a joint program between and among Nasdaq and all regional stock exchanges. Under the plan, the revenue collected from the sale of quote and trade information to market data vendors is distributed to plan members based on the amount of market data contributed by each member.

2. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated statement of financial condition includes the accounts of Brut, LLC and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

FINANCIAL STATEMENT PREPARATION

The preparation of this consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in banks and investments in money market funds. Such equivalent investments included in cash and cash equivalents in the consolidated statement of financial condition were $32,383,144 at December 31, 2004. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short maturities of these instruments.

RECEIVABLES FROM BROKERS AND DEALERS

Receivables are concentrated with National Association of Securities Dealers ("NASD") member firms and market data vendors. Receivables are shown net of reserves for uncollectible accounts. Reserves are calculated based on the age and source of the underlying receivable and are tied to past collections experience. The reserve for bad debts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The amount charged against operating results is based on several factors, including a continuous assessment of the collectibility of each account. The total reserve for uncollectible accounts against receivables in the consolidated statement of financial condition was $1,445,692 at December 31, 2004.

FURNITURE AND EQUIPMENT, NET

Furniture and equipment, net, are carried at cost less accumulated depreciation. Depreciation is generally recognized over the estimated useful lives of the related assets. Estimated useful lives generally range from two and one-half to five years for furniture and equipment. Depreciation is computed using the straight-line method.

GOODWILL

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. According to Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets", goodwill is subject to an annual impairment test. An impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value.

INTANGIBLE ASSETS, NET

Intangible assets, net, which primarily include a technology software license and customer relationships, are amortized on a straight-line basis over their estimated useful life of 10 years.

TRANSACTION FEES

Transaction fees from securities transactions are recorded on trade date.

MARKET DATA REVENUE

Market data revenue are recorded as earned. Revenue is based on both share and trade volumes.

INCOME TAXES

The Company is a limited liability company and, as such, is not subject to federal or state income taxes. All items of taxable income and all income tax deductions flow through to the holders of member shares, in proportion to their ownership interest. Limited liability companies are, however, subject to New York City Unincorporated Business Taxes.

3. ACQUISTION BY NASDAQ

On September 7, 2004, Nasdaq completed its acquisition of the Company from SunGard for total consideration of $190,000,000 in cash, subject to certain post-closing adjustments, including a working capital adjustment yet to be finalized.

The acquisition was accounted for under SFAS 141, "Business Combinations" as a purchase and accordingly goodwill and intangible assets of $141,380,819 and $42,000,000 were recorded, respectively. The fair value of the identifiable intangible assets acquired was based upon an independent valuation model. The fair value of certain assets and liabilities of the Company are still being finalized so the allocation of the purchase price is subject to refinement.

As part of the acquisition of the Company by Nasdaq, all intercompany receivables and payables with SunGard and its affiliates were forgiven.

The integration of Brut's services into Nasdaq is designed to be seamless to both Nasdaq and Brut customers. Brut continues to operate under the Brut name as a broker-dealer; however, it will operate as part of Nasdaq.

4. RELATED PARTY TRANSACTIONS

The Company accrues a liability with Nasdaq for invoices paid on its behalf, and records a receivable for payments deposited in Nasdaq for the Company's receivables. The net receivable or payable from this activity is periodically settled. The net liability from this activity as of December 31, 2004 was $6,402,973 and is included in Payables from related parties in the consolidated statement of financial condition.

5. GOODWILL AND INTANGIBLE ASSETS

At December 31, 2004, the Company had goodwill of $141,380,819 related to its acquisition by Nasdaq.

The following table summarizes the Company's intangible assets as of December 31, 2004:

	Gross Carrying Amount	Accumulated Amortization
Technology	$ 15,700,000	$ (665,667)
Customer relationships	26,300,000	(934,889)
Other	5,000	—
	$ 42,005,000	$ (1,600,556)

Both the technology and customer relationships intangible assets are being amortized over a ten-year estimated useful life ending 2014.

6. NET CAPITAL REQUIREMENTS AND MEMBERS' EQUITY

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires

that aggregate indebtedness not exceed 15 times net capital. At December 31, 2004, the Company had net capital of $8,111,745, which was $6,363,625 in excess of its required net capital of $1,748,120.

The Company has an agreement with its clearing broker that enables the Company to include certain assets as allowable assets in its Net Capital Computation.

In November 2004, the Company received a $5,000,000 capital contribution from Nasdaq.

8. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

Brut Agreements—The Company has contracted with a subsidiary of SunGard, SunGard Financial Systems Inc. ("SunGard Financial"), for SunGard Financial to provide the Company on-line processing, report services and related services in connection with the clearance of trades. The term of the agreement is five years and is automatically renewed at yearly intervals thereafter until terminated by the Company or SunGard Financial. The annual service fee is $10,000,000 in the first year, dropping to $8,000,000 in the second year and $6,000,000 in the third year of the agreement. The annual service fee is subject to price review in years four and five based on market rates, but will not be less than $4,000,000 per year. Some additional fees may be assessed based on services needed or requested.

The Company also contracted with SunGard to host certain software on designated equipment at a SunGard facility for a transitional period. SunGard developed and operated the computer software programs that enable the Company to operate and provide order entry and execution over its ECN. Under the terms of the original agreement, which began in September 2004 through May 2005, the Company was obligated to pay SunGard approximately $109,200 per month. On November 29, 2004, an amendment was signed which extended the original agreement through June 30, 2006 and beginning November 30, 2005, the Company may cancel the agreement within 30 days written notice to SunGard.

Brokerage Activities— The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the consolidated statement of financial condition for these arrangements.

General Litigation— The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position.

Leases—As of December 31, 2004, The Company has non-cancelable operating leases through 2006 for office space. The lease contains provisions for escalations based on certain costs incurred by the lessor.

Risks and Uncertainties— The Company generates substantially all of its revenue from transaction fees charged to market participants that either execute transactions against buy or sell orders in the System or have transactions routed outside the System for execution, and from market data revenue collected through its participation in the UTP plan. As a result, the Company's revenue could vary based on transaction volume and transaction fee levels, and on continued participation in the UTP plan.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company considers cash and cash equivalents, receivables from brokers and dealers, receivables and payables with affiliates, accounts payable and accrued expenses, and accrued personnel costs to be its financial instruments. The carrying amounts reported in the consolidated statement of financial condition for the company's financial instruments closely approximates their fair values due to the short-term nature of these assets and liabilities.

10. EMPLOYEE BENEFITS

Employees of the Company are eligible to participate in Nasdaq's 401(k) plan. Prior to the acquisition by Nasdaq, employees of the Company were eligible to participate in SunGard's 401(k) plan. Under both plans, employees are able to contribute up to 15% of pre-tax compensation. The Company matches 100% of the first 4% of employee pre-tax contributions.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2005

Brut, LLC
One Liberty Plaza
New York, New York 10006

To the Members of Brut, LLC:

In planning and performing our audit of the consolidated financial statements of Brut, LLC and subsidiary (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the members of Brut, LLC, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP